No Act
PE 1/6/11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

[redacted]

11006017

Received SEC
FEB 1 6 2011
Washington, DC 20549

February 16, 2011

Andrew A. Gerber
Hunton & William LLP
Bank of America Plaza
Suite 3500
101 South Tryon Street
Charlotte, NC 28280

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-16-11

Re: Bank of America Corporation
Incoming letter dated January 6, 2011

Dear Mr. Gerber:

This is in response to your letter dated January 6, 2011 concerning the shareholder proposal submitted to Bank of America by the Missionary Oblates of Mary Immaculate; the Benedictine Sisters of Virginia; the Congregation of the Sisters of Charity of the Incarnate Word, San Antonio; the Marianist Province of the United States; the Maryknoll Fathers and Brothers; the Maryknoll Sisters of St. Dominic, Inc.; Providence Trust; the Sinsinawa Dominican Sisters; the Sisters of Charity of Saint Elizabeth; the Sisters of St. Dominic of Caldwell, NJ; and the Sisters of St. Francis of Philadelphia. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Séamus P. Finn, OMI
Director
Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate
391 Michigan Avenue, NE
Washington, DC 20017

Henry Marie Zimmermann
Treasurer
Benedictine Sisters of Virginia
Saint Benedict Monastery
9535 Linton Hall Road
Bristow, VA 20136-1217

W. Esther Ng
General Treasurer
Congregation of the Sisters of Charity of the Incarnate Word
4503 Broadway
San Antonio, TX 78209-6297

Myles McCabe
Director of Peace and Justice
Marianist Province of the United States
4425 West Pine Boulevard
St. Louis, MO 63108-2301

Joseph P. La Mar, M.M
Coordinator of Corporate Responsibility
Maryknoll Fathers and Brothers
P.O. Box 305
Maryknoll, NY 10545-0305

Catherine Rowan
Corporate Social Responsibility Coordinator
Maryknoll Sisters of St. Dominic, Inc.
P.O. Box 311
Maryknoll, NY 10545-0311

Ramona Bezner, CDP
Trustee/Administrator
Providence Trust
515 SW 24th Street
San Antonio, TX 78207-4619

Joy Peterson, PBVM
Chair, Shareholder Action Committee
Sinsinawa Dominican Sisters
585 County Road Z
Sinsinawa, WI 53824-9701

Barbara Aires, SC
Coordinator of Corporate Responsibility
Sisters of Charity of Saint Elizabeth
P.O. Box 476
Convent Station, NJ 07961-0476

Patricia A. Daly, OP
Corporate Responsibility Representative
Sisters of St. Dominic of Caldwell New Jersey
40 South Fullerton Ave.
Montclair, NJ 07042

Nora M. Nash, OSF
Director, Corporate Social Responsibility
The Sisters of St. Francis of Philadelphia
609 South Convent Road
Aston, PA 19014-1207

February 16, 2011

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Bank of America Corporation
Incoming letter dated January 6, 2011

The proposal seeks a report to shareholders, at reasonable cost and omitting proprietary information, on Bank of America's "policy concerning the use of initial and variation margin (collateral) on all over the counter derivatives trades and its procedures to ensure that the collateral is maintained in segregated accounts and is not rehypothecated."

There appears to be some basis for your view that Bank of America may exclude the proposal under rule 14a-8(i)(1) as an improper subject for shareholder action under applicable state law. It appears that this defect could be cured, however, if the proposal were recast as a recommendation or request to the board of directors. Accordingly, unless the proponents provide Bank of America with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Bank of America omits the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

Sincerely,

Bryan J. Pitko
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

HUNTON& WILLIAMS

HUNTON & WILLIAMS LLP
BANK OF AMERICA PLAZA
SUITE 3500
101 SOUTH TRYON STREET
CHARLOTTE, NORTH CAROLINA 28280

TEL 704 • 378 • 4700
FAX 704 • 378 • 4890

ANDREW A. GERBER
DIRECT DIAL: 704-378-4718
EMAIL: agerber@hunton.com

FILE NO: 46123.74

January 6, 2011

Rule 14a-8

VIA OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted by the Missionary Oblates of Mary Immaculate and Multiple Co-filers

Ladies and Gentlemen:

Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as counsel to Bank of America Corporation, a Delaware corporation (the "Corporation"), we request confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits from its proxy materials for the Corporation's 2011 Annual Meeting of Stockholders (the "2011 Annual Meeting") the proposal described below for the reasons set forth herein. The statements of fact included herein represent our understanding of such facts.

GENERAL

The Corporation received a proposal dated November 16, 2010 (the "Proposal") from the Missionary Oblates of Mary Immaculate and, subsequent thereto, from multiple co-filers identified at the end of this letter (collectively, the "Proponent") for inclusion in the proxy materials for the 2011 Annual Meeting. The Proposal is attached hereto as **Exhibit A** (including the correspondence from each of the co-filers). The 2011 Annual Meeting is scheduled to be held on or about May 11, 2011. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 30, 2011.

Pursuant to Rule 14a-8(j) promulgated under the Exchange Act, enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that

it may exclude the Proposal; and

2. Six copies of the Proposal.

To the extent required, this letter shall also act as my opinion of counsel with regard to the exclusion of the Proposal under Rule 14a-8(i)(1). I am licensed to practice law in the States of Maryland and North Carolina.

A copy of this letter is also being sent to each Proponent as notice of the Corporation's intent to omit the Proposal from the Corporation's proxy materials for the 2011 Annual Meeting.

THE PROPOSAL

The Proposal mandates

> that the Board of Directors report to shareholders (at reasonable cost and omitting proprietary information) by December 1, 2011, the firm's policy concerning the use of initial and variation margin (collateral) on all over the counter derivatives trades and its procedures to ensure that the collateral is maintained in segregated accounts and is not rehypothecated[.]

REASON FOR EXCLUSION OF PROPOSAL

Rule 14a-8(i)(1) provides an exclusion for shareholder proposals that are "not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." The Proposal would require action that, under state law, falls within the scope of the powers of the Corporation's Board of Directors (the "Board"). The Corporation is a Delaware corporation. Section 141(a) of the Delaware General Corporation Law states that the "business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation."

The Division has consistently permitted the exclusion of stockholder proposals mandating or directing a company's board of directors to take certain action inconsistent with the discretionary authority provided to the board of directors under state law. *See Bank of America Corporation* February 24, 2010) ("*Bank of America 2010*"); *MGM MIRAGE* (February 6, 2008); *Cisco Systems, Inc.* (July 29, 2005); *Constellation Energy Group, Inc.* (March 2, 2004*); Philips Petroleum Company* (March 13, 2002); *Ford Motor Co.* (March 19, 2001); *American National Bankshares, Inc.* (February 26, 2001); and *AMERCO* (July 21, 2000). Additionally, the note to Rule 14a-8(i)(1) provides, in part, that "(d)epending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders."

In *Bank of America 2010,* an identical proposal (the "2010 Proposal") was submitted (other than changing variance to variation and 2010 to 2011). The Corporation submitted a no-action letter requesting the Division's concurrence that the 2010 Proposal could be omitted based on Rule 14a-8(i)(1). In *Bank of America 2010,* the Division concurred that the 2010 Proposal could be excluded under Rule 14a-8(i)(1), but provided the proponent an opportunity to cure the defect by revising the 2010 Proposal by recasting the 2010 Proposal "as a recommendation or request to the board of directors." The proponent revised the 2010 Proposal as provided by the Division. The proponents of the 2010 Proposal were represented by Seamus P. Finn, OMI.

As was the case with the 2010 Proposal, the current Proposal is not drafted as a request of, or as a recommendation to, the Board. Instead, the Proposal mandates action by the Board. Thus, the Proposal relates to matters for which only the Board has the power to review, evaluate and make proper determinations. Accordingly, in my opinion as counsel to the Corporation, the Proposal is not proper for stockholder action under Delaware law and is excludable under Rule 14a-8(i)(1).

Furthermore, we request that the Division not provide the Proponent an opportunity to cure the defect under Rule 14a-8(i)(1) for the reasons set forth herein. The Proponent[1] is again represented by Seamus P. Finn, OMI, as was the case with the 2010 Proposal. The Proponent, as well as their representative, is well aware of the outcome of the *Bank of America 2010* no-action letter. As noted above, the 2010 Proposal was fixed in response to the no-action letter process. In an effort to save both the Corporation's and the Division's time and resources this year, on December 16, 2010, the Corporation requested that the Proponent revise the Proposal to recast it as a request or recommendation. The request was as follows:

> As was the case last year, we note that the proposal is drafted in mandatory form. Rather than pursue a fix of this issue through the SEC no-action letter process, I hope you would be willing to revise the proposal (on behalf of all the proponents, if possible) to make the proposal a request or recommendation. We suggest the following change--"BE IT RESOLVED that shareholders request that the Board of Directors report . . . ."

[1] While we note that not all of the proponents of the 2010 Proposal are the same as the Proponents on the current Proposal, there is significant overlap and affiliations among the parties to each of the 2010 Proposal and the current Proposal, and the authorized representative with respect to the 2010 Proposal and the Proposal is the same. We note that the lead proponent of the Proposal, the Missionary Oblates of Mary Immaculate, was also a proponent of the 2010 Proposal.

A copy of that request is attached hereto as **Exhibit B**.[2] To date, no revisions have been made to the Proposal. Based on (i) the *Bank of America 2010* letter, (ii) the filing of a proposal with the identical defect as the 2010 Proposal, (iii) the continuity of the parties involved and their representative, (iv) the Corporation's good faith effort to avoid the no-action letter process and save both the Corporation's and the Division's time and resources, (v) the clear and unambiguous request of the Corporation for the defect to be cured, (iv) Proponent representative's notice of the defect for a period of more than seven calendar days and (v) the lapse of time since the Corporation's request to cure the defect was made, we so no reasonable basis to allow the Proponent yet another opportunity to recast the Proposal either (i) after the filing of this request or (ii) as part of any Division response to this request.

CONCLUSION

On the basis of the foregoing and on behalf of the Corporation, we respectfully request the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2011 Annual Meeting. Based on the Corporation's timetable for the 2011 Annual Meeting, a response from the Division by February 3, 2011 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at 704-378-4718 or, in my absence, Craig T. Beazer, Deputy General Counsel of the Corporation, at 646-855-0892.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,

Andrew A. Gerber

[2] While the Corporation cannot confirm the exact date that the request was received by the Proponent representative, the Corporation regularly communicates with the Proponent representative via electronic mail, including numerous communications both before and after the date of the request (for example on both December 15, 2010 and December 17, 2010). Accordingly, the Corporation has no reason to believe that the Proponent representative did not receive the request on or about the date it was sent (i.e., December 16, 2010) and we do not believe the Proponent representative can reasonably dispute receipt of the request on or about December 16, 2010.

cc: Craig T. Beazer
Séamus P. Finn for:
Missionary Oblates of Mary Immaculate
Benedictine Sisters of Virginia
Congregation of the Sisters of Charity of the Incarnate Word, San Antonio
Marianist Province of the United States
Maryknoll Fathers and Brothers
Maryknoll Sisters of St. Dominic, Inc.
Providence Trust
Sinsinawa Dominican Sisters
Sisters of Charity of Saint Elizabeth
Sisters of St. Dominic of Caldwell, New Jersey
Sisters of St. Francis of Philadelphia

EXHIBIT A

The Proposal

Justice and Peace/Integrity of Creation

Missionary Oblates of Mary Immaculate, United States Province

Web Address: omiusajpic.org

FAX TRANSMITTAL COVER SHEET

TO: MR BRIAN MOYNHAN, CEO

FAX NUMBER: 704-386-6699

RE: Attached letter and resolution

DATE: 11/16/10

SENDER: Mary OHerron for Rev. Séamus Finn, OMI

NUMBER OF PAGES TO FOLLOW THIS COVER SHEET: 3

The original for this should arrive tomorrow by Fed Ex.

Washington, DC, Office: Séamus Finn, OMI, Director
391 Michigan Avenue, NE Washington, DC 20017 Tel: 202-529-4505 Fax: 202-529-4572 E-mail: seamus@omiusa.org

Missionary Oblates of Mary Immaculate

Justice & Peace / Integrity of Creation Office, United States Province

November 15, 2010

Mr. Brian Moynihan, CEO
Bank of America
101 So. Tryon Street
NC1-002-29-01
Charlotte, NC 28255

Dear Mr. Moynihan:

The Missionary Oblates of Mary Immaculate are a religious order in the Roman Catholic tradition with over 4,000 members and missionaries in more than 65 countries throughout the world. We are members of the Interfaith Center on Corporate Responsibility a coalition of 275 faith-based institutional investors – denominations, orders, pension funds, healthcare corporations, foundations, publishing companies and dioceses – whose combined assets exceed $100 billion. We are the beneficial owners of 10,711shares of Bank of America. Verification of our ownership of this stock is enclosed. We plan to hold these shares at least until the annual meeting.

The impact of the recent financial crisis especially the untold hardship and suffering it has brought to millions both here in the United States and across the world continues to remain a concern for us as shareholders and citizens. The crisis of confidence that has been generated in the general public and the anemic results that the various stimulus proposals and reforms have produced, continue to endure. We believe that all stakeholders have a role to play in this process and that our company can play a constructive role in restoring confidence and rebuilding trust in a system. The support which our resolution garnered at last year's annual meeting, more than 39.5%, clearly indicated the need for greater disclosure and transparency by the major institutions players in the financial sector.

We are grateful for the opportunity to meet with company representatives to address many of the issues that are priorities for us as investors, and we look forward to continuing that process in the future. We continue to believe that the issue addressed in the attached resolution is critical in remedying one of the gaps in present disclosure policies and practices and addressing it will ensure a stronger and more stable financial system in the future.

It is with this in mind that I write to inform you of our sponsorship of the enclosed

391 Michigan Avenue, NE • Washington, DC 20017 • Tel: 202-529-4505 • Fax: 202-529-4572
Website: www.omiusajpic.org

stockholder resolution and present it for inclusion in the proxy statement for a vote at the next stockholders meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. I can be contacted at 202-269-6715 or at seamus@omiusa.org.

If you have any questions or concerns on this, please do not hesitate to contact me.

Sincerely,

Seamus P. Finn, OMI

Rev. Séamus P. Finn, OMI
Director
Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate

Collateral in Derivatives Trading

WHEREAS the recent financial crisis has resulted in the destruction of trillions of dollars of wealth and untold suffering and hardship across the world;

WHEREAS taxpayers in the United States had to extend hundreds of billions of dollars in assistance and guarantees to financial institutions and corporations during the crisis;

WHEREAS leading up to the financial crisis, assets of the largest financial institutions were leveraged at the rate of over 30 to 1;

WHEREAS very high degrees of leverage in derivatives transactions contributed to the timing and severity of the financial crisis;

WHEREAS concerns have arisen about the practice of rehypothecation: the ability of derivatives dealers to redeploy cash collateral that gets posted by one of its trading partners. "In the Lehman Brothers bankruptcy, one of the big unresolved issues is tracking down collateral Lehman took in as guarantees on derivatives trades and then used as collateral for its own transactions." (Matthew Goldstein, Reuter's blog, August 27, 2009)

WHEREAS the financial system was brought to the brink of collapse by the absence of a system and structure to monitor counterparty risk;

WHEREAS numerous experts and the U.S. Treasury Department have called for the appropriate capitalization and collateralization of derivative transactions;

WHEREAS Nobel economist Robert Engel wrote that "inadequately capitalized positions might still build up in derivatives such as collateralized debt obligations and collateralized loan obligations that continue to trade in opaque OTC markets. And this means continued systemic risk to the economy."(Wall St. Journal, May 19, 2009)

WHEREAS multilateral trading at derivatives exchanges or comparable trading facilities allows a wider variety of users, including non-financial businesses, to enter into trades at better prices and reduced costs

BE IT RESOLVED that the Board of Directors report to shareholders (at reasonable cost and omitting proprietary information) by December 1, 2011, the firm's policy concerning the use of initial and variation margin (collateral) on all over the counter derivatives trades and its procedures to ensure that the collateral is maintained in segregated accounts and is not rehypothecated;

Supporting Statement: For many years, the proponents have been concerned about the long-term consequences of irresponsible lending and risk taking in investment products and have expressed these concerns to the company. We applaud the steps that have been implemented to establish a clearinghouse for over the counter derivatives. We believe that the report requested in this proposal will offer information needed to adequately assess our company's sustainability and overall risk, in order to avoid future financial crises.

M&T Investment Group

M&T Bank, MD1-MP33, 1800 Washington Blvd, P.O. Box 1596, Baltimore, MD 21203-1596
410 545 2719 TOLL FREE 866 848 0383 FAX 410 545 2762

November 15, 2010

Rev. Seamus P. Finn
Missionary Oblates of Mary Immaculate
Justice and Peace Office – United States Province
391 Michigan Avenue, NE
Washington, DC 20017-1516

Dear Father Finn:

The United States Province of Missionary Oblates of Mary Immaculate owns 10,711 shares of Bank of America and has owned these shares for at least one year.

Please don't hesitate to call me with any questions.

Very truly yours,

S Bernadette Greaver

S Bernadette Greaver
Assistant Vice President
Custody Administration

Benedictine Sisters of Virginia

Saint Benedict Monastery • 9535 Linton Hall Road • Bristow, Virginia 20136-1217 • (703) 361-0106

November 13, 2010

Lauren Mogenson
Deputy General Counsel and Corporate Secretary
Bank of America Corporate Center
101 So. Tryon Street
NC1-002-29-01
Charlotte, NC 28255

Dear Ms. Mogenson:

I am writing you on behalf of the Benedictine Sisters of Virginia in support the stockholder resolution on Collateral in Derivatives Trading. In brief, the proposal requests that the Board of Directors report to shareholders (at reasonable cost and omitting proprietary information) by December 1, 2011, the firm's policy concerning the use of initial and variation margin (collateral) on all over the counter derivatives trades and its procedures to ensure that the collateral is maintained in segregated accounts and is not rehypothecated;

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Missionary Oblates of Mary Immaculate for consideration and action by the shareholders at the 2011 Annual Meeting. I hereby submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2011 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 4000 shares of Bank of America Corp. stock and intend to hold $2,000 worth through the date of the 2011 Annual Meeting. Verification of ownership will follow.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be: Rev. Seamus Finn of the Missionary Oblates of Mary Immaculate at 202-269-6715 or at seamus@omiusa.org.

Respectfully yours,

Sister Henry Marie Zimmermann

Sister Henry Marie Zimmermann
Treasurer

/

Enclosure: 2011 Shareholder Resolution

OFFICE OF THE

NOV 17 2010

CORPORATE SECRETARY

Collateral in Derivatives Trading

WHEREAS the recent financial crisis has resulted in the destruction of trillions of dollars of wealth and untold suffering and hardship across the world;

WHEREAS taxpayers in the United States had to extend hundreds of billions of dollars in assistance and guarantees to financial institutions and corporations during the crisis;

WHEREAS leading up to the financial crisis, assets of the largest financial institutions were leveraged at the rate of over 30 to 1;

WHEREAS very high degrees of leverage in derivatives transactions contributed to the timing and severity of the financial crisis;

WHEREAS concerns have arisen about the practice of rehypothecation: the ability of derivatives dealers to redeploy cash collateral that gets posted by one of its trading partners. "In the Lehman Brothers bankruptcy, one of the big unresolved issues is tracking down collateral Lehman took in as guarantees on derivatives trades and then used as collateral for its own transactions." (Matthew Goldstein, Reuter's blog, August 27, 2009)

WHEREAS the financial system was brought to the brink of collapse by the absence of a system and structure to monitor counterparty risk;

WHEREAS numerous experts and the U.S. Treasury Department have called for the appropriate capitalization and collateralization of derivative transactions;

WHEREAS Nobel economist Robert Engel wrote that "inadequately capitalized positions might still build up in derivatives such as collateralized debt obligations and collateralized loan obligations that continue to trade in opaque OTC markets. And this means continued systemic risk to the economy."(Wall St. Journal, May 19, 2009)

WHEREAS multilateral trading at derivatives exchanges or comparable trading facilities allows a wider variety of users, including non-financial businesses, to enter into trades at better prices and reduced costs

BE IT RESOLVED that the Board of Directors report to shareholders (at reasonable cost and omitting proprietary information) by December 1, 2011, the firm's policy concerning the use of initial and variation margin (collateral) on all over the counter derivatives trades and its procedures to ensure that the collateral is maintained in segregated accounts and is not rehypothecated;

Supporting Statement: For many years, the proponents have been concerned about the long-term consequences of irresponsible lending and risk taking in investment products and have expressed these concerns to the company. We applaud the steps that have been implemented to establish a clearinghouse for over the counter derivatives. We believe that the report requested in this proposal will offer information needed to adequately assess our company's sustainability and overall risk, in order to avoid future financial crises.

Scott & Stringfellow
A BB&T Corporation Affiliate

November 13, 2010

Ms. Lauren Mogenson
Deputy General Counsel and Corporate Secretary
Bank of America Corporate Center
101 S. Tryon Street
NC1-002-29-01
Charlotte, NC 28255

Dear Ms. Mogenson:

This letter will confirm that the Benedictine Sisters of Virginia currently own 4,000 shares of Bank of America Corp. They have owned this stock more than one year and will continue to hold the stock through the annual meeting date.

Thank you and please feel free to contact me at 800-552-7757 if you have questions.

Sincerely,

John J. Muldowney
Senior Vice President

JJM/chg

OFFICE OF THE

NOV 22 2010

CORPORATE SECRETARY

Congregation of the
Sisters of Charity of the Incarnate Word

Generalate

4503 Broadway / San Antonio, Texas 78209-6297 / (210) 828-2224 Fax: (210) 828-9741

L.V.I.

November 12, 2010

Lauren Mogenson
Deputy General Counsel and Corporate Secretary
Bank of America Corporate Center
101 So. Tryon Street
NC1-002-29-01
Charlotte, NC 28255

Dear Ms. Mogenson:

I am writing you on behalf of Congregation of the Sisters of Charity of the Incarnate Word, San Antonio in support the stockholder resolution on Collateral in Derivatives Trading. In brief, the proposal requests that the Board of Directors report to shareholders (at reasonable cost and omitting proprietary information) by December 1, 2011, the firm's policy concerning the use of initial and variation margin (collateral) on all over the counter derivatives trades and its procedures to ensure that the collateral is maintained in segregated accounts and is not rehypothecated;

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Missionary Oblates of Mary Immaculate for consideration and action by the shareholders at the 2011 Annual Meeting. I hereby submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2011 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 21,000 shares of Bank of America Corp. stock and intend to hold $2,000 worth through the date of the 2011 Annual Meeting. Verification of ownership is enclosed.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be: Rev. Seamus Finn of the Missionary Oblates of Mary Immaculate at 202-269-6715 or at seamus@omiusa.org.

Respectfully yours,

W. Esther Ng

W. Esther Ng
General Treasurer

Enclosure: 2011 Shareholder Resolution

OFFICE OF THE

NOV 22 2010

CORPORATE SECRETARY

Collateral in Derivatives Trading

WHEREAS the recent financial crisis has resulted in the destruction of trillions of dollars of wealth and untold suffering and hardship across the world;

WHEREAS taxpayers in the United States had to extend hundreds of billions of dollars in assistance and guarantees to financial institutions and corporations during the crisis;

WHEREAS leading up to the financial crisis, assets of the largest financial institutions were leveraged at the rate of over 30 to 1;

WHEREAS very high degrees of leverage in derivatives transactions contributed to the timing and severity of the financial crisis;

WHEREAS concerns have arisen about the practice of rehypothecation: the ability of derivatives dealers to redeploy cash collateral that gets posted by one of its trading partners. "In the Lehman Brothers bankruptcy, one of the big unresolved issues is tracking down collateral Lehman took in as guarantees on derivatives trades and then used as collateral for its own transactions." (Matthew Goldstein, Reuter's blog, August 27, 2009)

WHEREAS the financial system was brought to the brink of collapse by the absence of a system and structure to monitor counterparty risk;

WHEREAS numerous experts and the U.S. Treasury Department have called for the appropriate capitalization and collateralization of derivative transactions;

WHEREAS Nobel economist Robert Engel wrote that "inadequately capitalized positions might still build up in derivatives such as collateralized debt obligations and collateralized loan obligations that continue to trade in opaque OTC markets. And this means continued systemic risk to the economy."(Wall St. Journal, May 19, 2009)

WHEREAS multilateral trading at derivatives exchanges or comparable trading facilities allows a wider variety of users, including non-financial businesses, to enter into trades at better prices and reduced costs

BE IT RESOLVED that the Board of Directors report to shareholders (at reasonable cost and omitting proprietary information) by December 1, 2011, the firm's policy concerning the use of initial and variation margin (collateral) on all over the counter derivatives trades and its procedures to ensure that the collateral is maintained in segregated accounts and is not rehypothecated;

Supporting Statement: For many years, the proponents have been concerned about the long-term consequences of irresponsible lending and risk taking in investment products and have expressed these concerns to the company. We applaud the steps that have been implemented to establish a clearinghouse for over the counter derivatives. We believe that the report requested in this proposal will offer information needed to adequately assess our company's sustainability and overall risk, in order to avoid future financial crises.

Congregation of the
Sisters of Charity of the Incarnate Word

L.V.I.

Generalate

4503 Broadway / San Antonio, Texas 78209-6297 / (210) 828-2224 Fax: (210) 828-9741

Systematic Financial
Mr. Eoin E. Middaugh, CFA
8117 Manchester Avenue #500
Playa Del Rey, CA 90293

November 12, 2010

RE: **Congregation of the Sisters of Charity of the Incarnate Word, San Antonio**

Dear Eoin:

We are in the process of filing a shareholder resolution with BANK OF AMERICA CORP. In this connection, under the rules of the Securities Exchange Commission, we ask that you please confirm to the company that we hold stock valued at least $2,000 and have held such stock for at least one year.

This information should be sent to:

Lauren Mogenson
Deputy General Counsel and Corporate Secretary
Bank of America Corporate Center
101 So. Tryon Street
NC1-002-29-01
Charlotte, NC 28255

to arrive by no later than November 30, 2010.

We also ask that you maintain this stock in our portfolio at least through the date of the company's next annual meeting. We ask further that you forward the Bank of America Corp. proxies to us when they are received.

Thank you for your cooperation in this matter.

Yours truly,

W. Esther Ng

W. Esther Ng
General Treasurer

The Marianists
PROVINCE OF THE UNITED STATES

VIA FED EX

November 16, 2010

Lauren Mogenson
Deputy General Counsel and Corporate Secretary
Bank of America Corporate Center
101 So. Tryon Street
NC1-002-29-01
Charlotte, NC 28255

Dear Ms. Mogenson:

I am writing you on behalf of the Marianist Province of the United States in support of the stockholder resolution on Collateral in Derivatives Trading. In brief, the proposal requests that the Board of Directors report to shareholders (at reasonable cost and omitting proprietary information) by December 1, 2011, the firm's policy concerning the use of initial and variation margin (collateral) on all over the counter derivatives trades and its procedures to ensure that the collateral is maintained in segregated accounts and is not rehypothecated;

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Missionary Oblates of Mary Immaculate for consideration and action by the shareholders at the 2011 Annual Meeting. I hereby submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2011 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of more then $2000 worth of shares in the Bank of America Corp. stock and intend to hold these shares through the date of the 2011 Annual Meeting. Verification of ownership will follow.

OFFICE OF THE

NOV 17 2010

CORPORATE SECRETARY

4425 West Pine Boulevard St. Louis, Missouri 63108-2301 314.533.1207 314.533.0778 fax

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be: Rev. Seamus Finn of the Missionary Oblates of Mary Immaculate at 202-269-6715 or at seamus@omiusa.org.

Respectfully yours,

Myles McCabe
Director of Peace and Justice
Marianist Province of the United States

Enclosure: 2011 collateral in Derivatives Trading Shareholder Resolution

Collateral in Derivatives Trading

WHEREAS the recent financial crisis has resulted in the destruction of trillions of dollars of wealth and untold suffering and hardship across the world;

WHEREAS taxpayers in the United States had to extend hundreds of billions of dollars in assistance and guarantees to financial institutions and corporations during the crisis;

WHEREAS leading up to the financial crisis, assets of the largest financial institutions were leveraged at the rate of over 30 to 1;

WHEREAS very high degrees of leverage in derivatives transactions contributed to the timing and severity of the financial crisis;

WHEREAS concerns have arisen about the practice of rehypothecation: the ability of derivatives dealers to redeploy cash collateral that gets posted by one of its trading partners. "In the Lehman Brothers bankruptcy, one of the big unresolved issues is tracking down collateral Lehman took in as guarantees on derivatives trades and then used as collateral for its own transactions." (Matthew Goldstein, Reuter's blog, August 27, 2009)

WHEREAS the financial system was brought to the brink of collapse by the absence of a system and structure to monitor counterparty risk;

WHEREAS numerous experts and the U.S. Treasury Department have called for the appropriate capitalization and collateralization of derivative transactions;

WHEREAS Nobel economist Robert Engel wrote that "inadequately capitalized positions might still build up in derivatives such as collateralized debt obligations and collateralized loan obligations that continue to trade in opaque OTC markets. And this means continued systemic risk to the economy."(Wall St. Journal, May 19, 2009)

WHEREAS multilateral trading at derivatives exchanges or comparable trading facilities allows a wider variety of users, including non-financial businesses, to enter into trades at better prices and reduced costs

BE IT RESOLVED that the Board of Directors report to shareholders (at reasonable cost and omitting proprietary information) by December 1, 2011, the firm's policy concerning the use of initial and variation margin (collateral) on all over the counter derivatives trades and its procedures to ensure that the collateral is maintained in segregated accounts and is not rehypothecated;

Supporting Statement: For many years, the proponents have been concerned about the long-term consequences of irresponsible lending and risk taking in investment products and have expressed these concerns to the company. We applaud the steps that have been implemented to establish a clearinghouse for over the counter derivatives. We believe that the report requested in this proposal will offer information needed to adequately assess our company's sustainability and overall risk, in order to avoid future financial crises.

M. Mogensen

RECEIVED NOV 1 7 2010

MARYKNOLL

Fathers and Brothers • *Catholic Foreign Mission Society of America, Inc.*
Corporate Social Responsibility
PO Box 305 • Maryknoll, New York 10545-0305
Phone: (914) 941-7636 x2516 • Fax (914) 944-3601 • E-mail: jlamar@maryknoll.org • www.maryknoll.org

November 13, 2008

Mr. Brian Moynihan, CEO
Bank of America
101 South Tyron Street NC1-002-29-01
Charlotte, NC 28255

Dear Mr. Moynihan,

The Maryknoll Fathers and Brothers are concerned about the current fiscal crisis, its effect on worldwide communities and our Company's response to this critical situation. We applaud the steps that have been implemented to establish a clearinghouse for over the counter derivatives. We believe that the report requested in our attached proposal will offer further information needed to adequately assess our company's sustainability and overall risk, in order to avoid future financial crises.

The Maryknoll Fathers and Brothers are beneficial owners of 190 shares of BoA stock. We will retain these shares through the annual meeting.

And so through this letter we are notifying the company of our intention to co-file the enclosed resolution with the Missionary Oblates of Mary Immaculate. We present it for inclusion in the proxy statement for consideration and action by the shareholders at the next stockholders meeting in accordance with rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. A representative of the filers will attend the stockholders' meeting to move the resolution as required by the SEC Rules.

It is our tradition, as religious investors, to seek dialogue with companies to discuss the issues involved with the hope that the resolution might be withdrawn. We trust that our on-going dialogue will continue. Please feel free to call our primary filer, Fr. Séamus Finn, OMI at (202) 281 1608] if you have any questions concerning this resolution.

Sincerely,

Joseph P. LaMar

Father Joseph P. La Mar, M.M
Coordinator of Corporate Responsibility

Enc
ICCR
Fr. Séamus Finn

Collateral in Derivatives Trading

WHEREAS the recent financial crisis has resulted in the destruction of trillions of dollars of wealth and untold suffering and hardship across the world;

WHEREAS taxpayers in the United States had to extend hundreds of billions of dollars in assistance and guarantees to financial institutions and corporations during the crisis;

WHEREAS leading up to the financial crisis, assets of the largest financial institutions were leveraged at the rate of over 30 to 1;

WHEREAS very high degrees of leverage in derivatives transactions contributed to the timing and severity of the financial crisis;

WHEREAS concerns have arisen about the practice of rehypothecation: the ability of derivatives dealers to redeploy cash collateral that gets posted by one of its trading partners. "In the Lehman Brothers bankruptcy, one of the big unresolved issues is tracking down collateral Lehman took in as guarantees on derivatives trades and then used as collateral for its own transactions." (Matthew Goldstein, Reuter's blog, August 27, 2009)

WHEREAS the financial system was brought to the brink of collapse by the absence of a system and structure to monitor counterparty risk;

WHEREAS numerous experts and the U.S. Treasury Department have called for the appropriate capitalization and collateralization of derivative transactions;

WHEREAS Nobel economist Robert Engel wrote that "inadequately capitalized positions might still build up in derivatives such as collateralized debt obligations and collateralized loan obligations that continue to trade in opaque OTC markets. And this means continued systemic risk to the economy."(Wall St. Journal, May 19, 2009)

WHEREAS multilateral trading at derivatives exchanges or comparable trading facilities allows a wider variety of users, including non-financial businesses, to enter into trades at better prices and reduced costs ·

BE IT RESOLVED that the Board of Directors report to shareholders (at reasonable cost and omitting proprietary information) by December 1, 2011, the firm's policy concerning the use of initial and variation margin (collateral) on all over the counter derivatives trades and its procedures to ensure that the collateral is maintained in segregated accounts and is not rehypothecated;

Supporting Statement: For many years, the proponents have been concerned about the long-term consequences of irresponsible lending and risk taking in investment products and have expressed these concerns to the company. We applaud the steps that have been implemented to establish a clearinghouse for over the counter derivatives. We believe that the report requested in this proposal will offer information needed to adequately assess our company's sustainability and overall risk, in order to avoid future financial crises.

Merrill Lynch
Wealth Management
Bank of America Corporation

Michael E. Gray, CFM
Gray/Thompson Group
Vice President
Financial Advisor

November 12, 2010

Catholic Foreign Mission
PO Box 309
St. Josephs Bldg & Controllers
Maryknoll, NY 10545

To Whom it May Concern:

The Catholic Foreign Mission Society of America Inc. (CFMSA), also known as the Maryknoll Fathers and Brothers are the beneficial owners of 190 shares of Bank of America (BAC). These shares have been consistently held since 5/14/1999.

If you have any questions, please call me at (914) 241-6461.

Sincerely,

Michael Gray, CFM
Vice President
Senior Financial Advisor

"We are providing the above information as you requested, however, we consider your monthly statements to be the official documentation of all transactions."

The information set forth herein was obtained from sources which we believe reliable but we do not guarantee accuracy. Neither the information, nor any opinion expressed constitute a solicitation by us of the purchase of any securities or commodities.

105 South Bedford Road • Mount Kisco, NY 10549 • Tel: 914.241.6461 • Tel: 800.234.9241 • Fax: 914.371.2375
michael_gray@ml.com • www.fa.ml.com/michael_gray

—MARYKNOLL—SISTERS

P.O. Box 311
Maryknoll, New York 10545-0311
Tel. (914)-941-7575

November 15, 2010

Mr. Brian T. Moynihan
Chief Executive Officer and President
Bank of America Corporation
ATTN: Corporate Secretary
101 South Tryon Street
NC1-002-29-01
Charlotte, NC 28255

Dear Mr. Moynihan,

The Maryknoll Sisters of St. Dominic, Inc. are the beneficial owners of 100 shares of Bank of America Corp. The Maryknoll Sisters have held the shares continuously for over one year and intend to hold them until after the annual meeting. A letter of verification of ownership is enclosed.

I am hereby authorized to notify you of our intention to present the enclosed proposal for consideration and action by the stockholders at the next annual meeting, and I thereby submit it for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The contact person for this resolution is Rev. Seamus Finn representing the Missionary Oblates of Mary Immaculate (202-269-6715). We look forward to discussing this issue with you at your earliest convenience.

Sincerely,

Catherine Rowan

Catherine Rowan
Corporate Social Responsibility Coordinator

enc.

OFFICE OF THE

NOV 17 2010

CORPORATE SECRETARY

Collateral in Derivatives Trading

WHEREAS the recent financial crisis has resulted in the destruction of trillions of dollars of wealth and untold suffering and hardship across the world;

WHEREAS taxpayers in the United States had to extend hundreds of billions of dollars in assistance and guarantees to financial institutions and corporations during the crisis;

WHEREAS leading up to the financial crisis, assets of the largest financial institutions were leveraged at the rate of over 30 to 1;

WHEREAS very high degrees of leverage in derivatives transactions contributed to the timing and severity of the financial crisis;

WHEREAS concerns have arisen about the practice of rehypothecation: the ability of derivatives dealers to redeploy cash collateral that gets posted by one of its trading partners. "In the Lehman Brothers bankruptcy, one of the big unresolved issues is tracking down collateral Lehman took in as guarantees on derivatives trades and then used as collateral for its own transactions." (Matthew Goldstein, Reuter's blog, August 27, 2009)

WHEREAS the financial system was brought to the brink of collapse by the absence of a system and structure to monitor counterparty risk;

WHEREAS numerous experts and the U.S. Treasury Department have called for the appropriate capitalization and collateralization of derivative transactions;

WHEREAS Nobel economist Robert Engel wrote that "inadequately capitalized positions might still build up in derivatives such as collateralized debt obligations and collateralized loan obligations that continue to trade in opaque OTC markets. And this means continued systemic risk to the economy."(Wall St. Journal, May 19, 2009)

WHEREAS multilateral trading at derivatives exchanges or comparable trading facilities allows a wider variety of users, including non-financial businesses, to enter into trades at better prices and reduced costs

BE IT RESOLVED that the Board of Directors report to shareholders (at reasonable cost and omitting proprietary information) by December 1, 2011, the firm's policy concerning the use of initial and variation margin (collateral) on all over the counter derivatives trades and its procedures to ensure that the collateral is maintained in segregated accounts and is not rehypothecated;

Supporting Statement: For many years, the proponents have been concerned about the long-term consequences of irresponsible lending and risk taking in investment products and have expressed these concerns to the company. We applaud the steps that have been implemented to establish a clearinghouse for over the counter derivatives. We believe that the report requested in this proposal will offer information needed to adequately assess our company's sustainability and overall risk, in order to avoid future financial crises.

Dodd Newton Koeckert
Managing Director –
Wealth Management Advisor
301 Tresser Blvd., 10th Fl.
Stamford, CT 06901
203-356-8778
877-356-8778

Merrill Lynch

November 11, 2010

To Whom It May Concern:

This certifies that the Maryknoll Sisters of St. Dominic, Inc. are the beneficial owners of Bank of America. These shares have been held continuously for twelve months and will continue to be held through the next annual meeting of the company.

Sincerely,

Dodd Newton Koeckert
Managing Director

Providence Trust

515 SW 24th Street San Antonio, TX 78207-4619

November 15, 2010

Lauren Mogenson
Deputy General Counsel and Corporate Secretary
Bank of America Corporate Center
101 So. Tryon Street
NC1-002-29-01
Charlotte, NC 28255

Dear Ms. Mogenson:

I am writing you on behalf of PROVIDENCE TRUST in support of the stockholder resolution on Collateral in Derivatives Trading. In brief, the proposal requests that the Board of Directors report to shareholders (at reasonable cost and omitting proprietary information) by December 1, 2011, the firm's policy concerning the use of initial and variation margin (collateral) on all over the counter derivatives trades and its procedures to ensure that the collateral is maintained in segregated accounts and is not rehypothecated;

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Missionary Oblates of Mary Immaculate for consideration and action by the shareholders at the 2011 Annual Meeting. I hereby submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2011 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 10,000+ shares of Bank of America Corp. stock and intend to hold $2,000 worth through the date of the 2011 Annual Meeting. Verification of ownership will follow.

OFFICE OF THE

NOV 17 2010

CORPORATE SECRETARY

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be: Rev. Seamus Finn of the Missionary Oblates of Mary Immaculate at 202-269-6715 or at seamus@omiusa.org.

Respectfully yours,

Sister Ramona Bezner CDP

Sister Ramona Bezner, CDP
Trustee/Administrator
Providence Trust

Enclosure: 2011 Shareholder Resolution

Collateral in Derivatives Trading

WHEREAS the recent financial crisis has resulted in the destruction of trillions of dollars of wealth and untold suffering and hardship across the world;

WHEREAS taxpayers in the United States had to extend hundreds of billions of dollars in assistance and guarantees to financial institutions and corporations during the crisis;

WHEREAS leading up to the financial crisis, assets of the largest financial institutions were leveraged at the rate of over 30 to 1;

WHEREAS very high degrees of leverage in derivatives transactions contributed to the timing and severity of the financial crisis;

WHEREAS concerns have arisen about the practice of rehypothecation: the ability of derivatives dealers to redeploy cash collateral that gets posted by one of its trading partners. "In the Lehman Brothers bankruptcy, one of the big unresolved issues is tracking down collateral Lehman took in as guarantees on derivatives trades and then used as collateral for its own transactions." (Matthew Goldstein, Reuter's blog, August 27, 2009)

WHEREAS the financial system was brought to the brink of collapse by the absence of a system and structure to monitor counterparty risk;

WHEREAS numerous experts and the U.S. Treasury Department have called for the appropriate capitalization and collateralization of derivative transactions;

WHEREAS Nobel economist Robert Engel wrote that "inadequately capitalized positions might still build up in derivatives such as collateralized debt obligations and collateralized loan obligations that continue to trade in opaque OTC markets. And this means continued systemic risk to the economy."(Wall St. Journal, May 19, 2009)

WHEREAS multilateral trading at derivatives exchanges or comparable trading facilities allows a wider variety of users, including non-financial businesses, to enter into trades at better prices and reduced costs

BE IT RESOLVED that the Board of Directors report to shareholders (at reasonable cost and omitting proprietary information) by December 1, 2011, the firm's policy concerning the use of initial and variation margin (collateral) on all over the counter derivatives trades and its procedures to ensure that the collateral is maintained in segregated accounts and is not rehypothecated;

Supporting Statement: For many years, the proponents have been concerned about the long-term consequences of irresponsible lending and risk taking in investment products and have expressed these concerns to the company. We applaud the steps that have been implemented to establish a clearinghouse for over the counter derivatives. We believe that the report requested in this proposal will offer information needed to adequately assess our company's sustainability and overall risk, in order to avoid future financial crises.

236



FAX.....

SINSINAWA DOMINICANS
585 COUNTY ROAD Z
SINSINAWA, WI 53824
(608)748-4491 (fax)
(608)748-4411

To: Bank of America Corp

Attention: Corporate Secretary

Fax #: 704-409-0985

From: Sister Joy Peterson

Message:

Please forward this Shareholder Resolution to the appropriate person.

Thank You!

 # Of Pages ______

Collateral in Derivatives Trading (Credit Crisis)
2011 – Bank of America Corp.

WHEREAS the recent financial crisis has resulted in the destruction of trillions of dollars of wealth and untold suffering and hardship across the world;

WHEREAS taxpayers in the United States had to extend hundreds of billions of dollars in assistance and guarantees to financial institutions and corporations during the crisis;

WHEREAS leading up to the financial crisis, assets of the largest financial institutions were leveraged at the rate of over 30 to 1;

WHEREAS very high degrees of leverage in derivatives transactions contributed to the timing and severity of the financial crisis;

WHEREAS concerns have arisen about the practice of rehypothecation: the ability of derivatives dealers to redeploy cash collateral that gets posted by one of its trading partners. "In the Lehman Brothers bankruptcy, one of the big unresolved issues is tracking down collateral Lehman took in as guarantees on derivatives trades and then used as collateral for its own transactions." (Matthew Goldstein, Reuter's blog, August 27, 2009)

WHEREAS the financial system was brought to the brink of collapse by the absence of a system and structure to monitor counterparty risk;

WHEREAS numerous experts and the U.S. Treasury Department have called for the appropriate capitalization and collateralization of derivative transactions;

WHEREAS Nobel economist Robert Engel wrote that "inadequately capitalized positions might still build up in derivatives such as collateralized debt obligations and collateralized loan obligations that continue to trade in opaque OTC markets. And this means continued systemic risk to the economy."(Wall St. Journal, May 19, 2009)

WHEREAS multilateral trading at derivatives exchanges or comparable trading facilities allows a wider variety of users, including non-financial businesses, to enter into trades at better prices and reduced costs

BE IT RESOLVED that the Board of Directors report to shareholders (at reasonable cost and omitting proprietary information) by December 1, 2011, the firm's policy concerning the use of initial and variation margin (collateral) on all over the counter derivatives trades and its procedures to ensure that the collateral is maintained in segregated accounts and is not rehypothecated;

Supporting Statement: For many years, the proponents have been concerned about the long-term consequences of irresponsible lending and risk taking in investment products and have expressed these concerns to the company. We applaud the steps that have been implemented to establish a clearinghouse for over the counter derivatives. We believe that the report requested in this proposal will offer information needed to adequately assess our company's sustainability and overall risk, in order to avoid future financial crises.

The Sinsinawa Dominicans
585 County Road Z • Sinsinawa, Wisconsin 53824-9701
Phone (608) 748-4411 Fax (608) 748-4491

November 17, 2010

Corporate Secretary
Bank of America Corporation
101 South Tryon Street
NC1-002-29-01
Charlotte, NC 28255
Via Fax: (704) 409-0985

Dear Sir/Madam:

The Sinsinawa Dominican Sisters join with the others in expressing our concern over the high risk connected with derivative trading. As investors in Bank of America, we ask that our company ensure that we be given a report on the corporation's policy about the margin on over the counter derivative trades.

Sinsinawa Dominicans, Inc. is the beneficial owner of 70 shares of Bank of America stock. We have held these shares for over one year and will continue to hold them through the date of the annual shareholders' meeting. Verification of ownership will follow this letter.

Sinsinawa Dominicans, Inc is a co-filer for the enclosed shareholder resolution: Collateral in Derivatives Trading (Credit Crisis). We ask that this be included in Bank of America's proxy statement pursuant to Rule 14a-8 of the general rules and regulations of the Securities and Exchange Act of 1934. We ask that the proxy statement indicate that Missionary Oblates of Mary Immaculate is the lead filer of the resolution. If you have any questions, please contact Father Seamus Finn, Director of Shareholder Advocacy for the Missionary Oblates of Mary Immaculate at (202) 269-6715 or at seamus@omiusa.org

As investors we hope that Bank of America Corp. will take leadership among financial institutions in maintaining procedures that will avoid any future financial crisis.

Sincerely,

Sister Joy Peterson

Joy Peterson, PBVM
Chair, Shareholder Action Committee
Sinsinawa Dominican Sisters

Wealth Management Group
Unique Needs. Specific Solutions.

1398 Central Avenue
P.O. Box 747
Dubuque, IA 52004-0747
Phone: 563.589.2133
Toll Free: 866.397.2133
Fax: 563.587.4031
www.wmgplanonit.com

November 17, 2010

Ms. Joy Peterson
Sinsinawa Dominicans, Inc
585 County Rd Z
Sinsinawa, WI 53824

Re: Sinsinawa Dominicans – Peace & Justice

Dear Ms. Peterson:

This verifies that the Sinsinawa Dominicans own and hold in street name in their Heartland Financial USA, Inc., account 70 shares of Bank of America common stock. They have owned said shares for more than twelve months, still own them as of November 17, 2010, and do not intend to sell them before the annual meeting of said company. The current market value of the shares is $835.00.

If further information is required, please do not hesitate to contact me at the number listed above.

Sincerely,

Polly L. Hauser

Polly L. Hauser, CFP®
Senior Vice President & Senior Wealth Advisor

PLH/ska

THE SISTERS OF CHARITY
OF SAINT ELIZABETH

Mp. Mogensen

RECEIVED NOV 16 2010

November 12, 2010

Mr. Brian Monahan, CEO
Bank of America
101 So. Tryon Street
NC1-002-29-01
Charlotte, NC 28255

Dear Mr. Monahan,

The Sisters of Charity of Saint Elizabeth are concerned about our practices in the derivatives exchanges or comparable trading facilities. Therefore, the Sisters of Charity of Saint Elizabeth request the Board of Directors to report to shareholders on the firm's policy on collateral as described in the attached proposal.

The Sisters of Charity of Saint Elizabeth are beneficial owners of 300 shares of stock. Under separate cover, you will receive proof of ownership. We will retain shares through the annual meeting.

I have been authorized to notify you of our intention to co-sponsor, this resolution with the Oblates of Mary Immaculate, for consideration by the stockholders at the next annual meeting and I hereby submit it for inclusion in the proxy statement, in accordance with rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934.

If you should, for any reason, desire to oppose the adoption of this proposal by the stockholders, please include in the corporation's proxy material the attached statement of the security holder, submitted in support of this proposal, as required by the aforesaid rules and regulations.

Sincerely,

Sister Barbara Aires

Sister Barbara Aires, SC
Coordinator of Corporate Responsibility

Enc
SBA/an

SISTERS OF CHARITY OF SAINT ELIZABETH
GOD IS CHARITY
MDCCCLIX
NEW JERSEY

P 973.290.5402
F 973.290.5441
P.O. BOX 476
CONVENT STATION
NEW JERSEY
07961-0476

BAIRES@SCNJ.ORG

Collateral in Derivatives Trading

WHEREAS the recent financial crisis has resulted in the destruction of trillions of dollars of wealth and untold suffering and hardship across the world;

WHEREAS taxpayers in the United States had to extend hundreds of billions of dollars in assistance and guarantees to financial institutions and corporations during the crisis;

WHEREAS leading up to the financial crisis, assets of the largest financial institutions were leveraged at the rate of over 30 to 1;

WHEREAS very high degrees of leverage in derivatives transactions contributed to the timing and severity of the financial crisis;

WHEREAS concerns have arisen about the practice of rehypothecation: the ability of derivatives dealers to redeploy cash collateral that gets posted by one of its trading partners. "In the Lehman Brothers bankruptcy, one of the big unresolved issues is tracking down collateral Lehman took in as guarantees on derivatives trades and then used as collateral for its own transactions." (Matthew Goldstein, Reuter's blog, August 27, 2009)

WHEREAS the financial system was brought to the brink of collapse by the absence of a system and structure to monitor counterparty risk;

WHEREAS numerous experts and the U.S. Treasury Department have called for the appropriate capitalization and collateralization of derivative transactions;

WHEREAS Nobel economist Robert Engel wrote that "inadequately capitalized positions might still build up in derivatives such as collateralized debt obligations and collateralized loan obligations that continue to trade in opaque OTC markets. And this means continued systemic risk to the economy."(Wall St. Journal, May 19, 2009)

WHEREAS multilateral trading at derivatives exchanges or comparable trading facilities allows a wider variety of users, including non-financial businesses, to enter into trades at better prices and reduced costs

BE IT RESOLVED that the Board of Directors report to shareholders (at reasonable cost and omitting proprietary information) by December 1, 2011, the firm's policy concerning the use of initial and variation margin (collateral) on all over the counter derivatives trades and its procedures to ensure that the collateral is maintained in segregated accounts and is not rehypothecated;

Supporting Statement: For many years, the proponents have been concerned about the long-term consequences of irresponsible lending and risk taking in investment products and have expressed these concerns to the company. We applaud the steps that have been implemented to establish a clearinghouse for over the counter derivatives. We believe that the report requested in this proposal will offer information needed to adequately assess our company's sustainability and overall risk, in order to avoid future financial crises.

Ashfield
CAPITAL PARTNERS

750 Battery Street, Suite 600
San Francisco, CA 94111

MAIN 415 391-4747
FAX 415 391-1234
www.ashfield.com

Lauren Macaulay

Jennifer Bennett

November 15, 2010

RECEIVED NOV 22 2010

Mr. Brian Monahan
Chief Executive Officer
Bank of America
101 South Tryon Street
NC1-002029-01
Charlotte, NC 28255

RE: The Sisters of Charity of Saint Elizabeth

Dear Mr. Monahan,

This letter along with the enclosed asset detail shall serve as proof of beneficial ownership of 300 shares of Bank of America Corporation for The Sisters of Charity of Saint Elizabeth. These shares have been held for one year and will be retained through the annual meeting.

If you should have any questions or require additional information, please do not hesitate to contact me.

Sincerely,

Yvette

Yvette S. Andrews
Manager Investment Performance Analysis
Ashfield Capital Partners, LLC
415.391.4747

CC: Sister Barbara Aires

Page 42 redacted for the following reason:

*** FISMA & OMB Memorandum M-07-16 ***

mp Mogensen
RECEIVED NOV 17 2010

Sisters of St. Dominic of Caldwell New Jersey

Office of Corporate Responsibility
40 South Fullerton Ave.
Montclair NJ 07042

973 509-8800 voice
973 509-8808 fax
tricri@mindspring.com

November 12, 2010

Mr. Kenneth D. Lewis
Chairman & CEO
Bank of America Corporation
101 South Tyron St.
NC1-002-29-01
Charlotte, NC 28255

Dear Mr. Lewis:

The Sisters of St. Dominic of Caldwell, NJ and members of the Interfaith Center on Corporate Responsibility have had a long relationship with our Company. We continue to have concerns about the risk of some investment products. We offer this resolution to help focus our dialogue further in the hope to prevent future financial crises.

The Community of the Sisters of St. Dominic of Caldwell, NJ is the beneficial owner of one hundred (100) shares of Bank of America Corp., which we intend to hold at least until after the next annual meeting. Verification of ownership will follow.

I am hereby authorized to notify you of our intention to file the attached proposal asking the Board of Directors to report to shareholders on the use of collateral on derivatives for consideration and action by the stockholders at the next annual meeting. I hereby submit it for inclusion in the proxy statement in accordance with rule 14-a-8 of the general rules and regulations of The Securities and Exchange Act of 1934.

Rev. Seamus Finn, OMI of the Missionary Oblates of Mary Immaculate will serve as the primary contact for these concerns.

Sincerely,

Patricia A. Daly, OP
Corporate Responsibility Representative

Collateral in Derivatives Trading

WHEREAS the recent financial crisis has resulted in the destruction of trillions of dollars of wealth and untold suffering and hardship across the world;

WHEREAS taxpayers in the United States had to extend hundreds of billions of dollars in assistance and guarantees to financial institutions and corporations during the crisis;

WHEREAS leading up to the financial crisis, assets of the largest financial institutions were leveraged at the rate of over 30 to 1;

WHEREAS very high degrees of leverage in derivatives transactions contributed to the timing and severity of the financial crisis;

WHEREAS concerns have arisen about the practice of rehypothecation: the ability of derivatives dealers to redeploy cash collateral that gets posted by one of its trading partners. "In the Lehman Brothers bankruptcy, one of the big unresolved issues is tracking down collateral Lehman took in as guarantees on derivatives trades and then used as collateral for its own transactions." (Matthew Goldstein, Reuter's blog, August 27, 2009)

WHEREAS the financial system was brought to the brink of collapse by the absence of a system and structure to monitor counterparty risk;

WHEREAS numerous experts and the U.S. Treasury Department have called for the appropriate capitalization and collateralization of derivative transactions;

WHEREAS Nobel economist Robert Engel wrote that "inadequately capitalized positions might still build up in derivatives such as collateralized debt obligations and collateralized loan obligations that continue to trade in opaque OTC markets. And this means continued systemic risk to the economy."(Wall St. Journal, May 19, 2009)

WHEREAS multilateral trading at derivatives exchanges or comparable trading facilities allows a wider variety of users, including non-financial businesses, to enter into trades at better prices and reduced costs

BE IT RESOLVED that the Board of Directors report to shareholders (at reasonable cost and omitting proprietary information) by December 1, 2011, the firm's policy concerning the use of initial and variation margin (collateral) on all over the counter derivatives trades and its procedures to ensure that the collateral is maintained in segregated accounts and is not rehypothecated;

Supporting Statement: For many years, the proponents have been concerned about the long-term consequences of irresponsible lending and risk taking in investment products and have expressed these concerns to the company. We applaud the steps that have been implemented to establish a clearinghouse for over the counter derivatives. We believe that the report requested in this proposal will offer information needed to adequately assess our company's sustainability and overall risk, in order to avoid future financial crises.

Tri-State Coalition
for Responsible Investment

40 South Fullerton Avenue
Montclair, NJ 07042
973-509-8800
Fax: 973-509-8808
E-Mail: info@tricri.org
www.tricri.org

December 9, 2010

Bank of America Corporation
Attention: Corporate Secretary
101 South Tyron St.
NC1-002-29-01
Charlotte, NC 28255

Dear Sir or Madam:

Enclosed please find the letter of verification of ownership for the Community of the Sisters of St. Dominic of Caldwell, NJ, a proponent of the shareholder proposal on "Collateral in Derivatives Trading".

Please accept my apology that this letter wasn't ready in time and created more work at your end.

Sincerely,

Patricia A. Daly, OP
Executive Director

OFFICE OF THE
DEC 13 2010
CORPORATE SECRETARY

STATE STREET.

State Street Corporation
Wealth Manager Services
801 Pennsylvania
Kansas City, MO 64105

11/15/2010

Letter of Verification of Ownership

To Whom It May Concern:

The Community of the Sisters of St. Dominic of Caldwell are the beneficial owners of 100 shares of Bank of America (Ticker: BAC). These shares have been consistently held for more than one year. We have been directed by the shareowners to place a hold on this stock at least until the next annual meeting.

Sincerely,

Trisha Hale

Trisha Hale
Officer

Mr Mogensen

RECEIVED NOV 1 6 2010

THE SISTERS OF ST. FRANCIS OF PHILADELPHIA

RECEIVED ... 2010

November 12, 2010

Mr. Kenneth D. Lewis
Chief Executive Officer
Bank of America
101 South Tryon Street
NC1-002-29-01
Charlotte, NC 28255

Dear Mr. Lewis:

Peace and all good! The Sisters of St. Francis of Philadelphia have been shareholders in Bank of America for many years. We continue to be concerned about risk management structures and the long-term consequences of not integrating sound business practices, including suitability and integrity into the business model and across all operations. We strongly encourage you to apply effective risk management principles that include "continuous monitoring, and strenuous evaluation" of all products, innovative tools and mechanisms related to the industry.

As a faith-based investor, I am hereby authorized to notify you of our intention to submit this shareholder proposal with the Missionary Oblates of Mary Immaculate. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2011 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules. We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be: Seamus Finn, OMI.. His contact information is: 202-529-4505, seamus@omiusa.org

As verification that we are beneficial owners of common stock in Bank of America, I enclose a letter from Northern Trust Company, our portfolio custodian/record holder attesting to the fact. It is our intention to keep these shares in our portfolio at least until after the annual meeting.

Respectfully yours,

Nora M. Nash, OSF

Nora M. Nash, OSF
Director, Corporate Social Responsibility

Enclosures

cc:
Seamus Finn,OMI
Julie Wokaty, ICCR

Office of Corporate Social Responsibility
609 South Convent Road • Aston, PA 19014-1207
610-558-7661 • Fax: 610-558-5855 • E-mail: nnash@osfphila.org • www.osfphila.org

Collateral in Derivatives Trading

WHEREAS the recent financial crisis has resulted in the destruction of trillions of dollars of wealth and untold suffering and hardship across the world;

WHEREAS taxpayers in the United States had to extend hundreds of billions of dollars in assistance and guarantees to financial institutions and corporations during the crisis;

WHEREAS leading up to the financial crisis, assets of the largest financial institutions were leveraged at the rate of over 30 to 1;

WHEREAS very high degrees of leverage in derivatives transactions contributed to the timing and severity of the financial crisis;

WHEREAS concerns have arisen about the practice of rehypothecation: the ability of derivatives dealers to redeploy cash collateral that gets posted by one of its trading partners. "In the Lehman Brothers bankruptcy, one of the big unresolved issues is tracking down collateral Lehman took in as guarantees on derivatives trades and then used as collateral for its own transactions." (Matthew Goldstein, Reuter's blog, August 27, 2009)

WHEREAS the financial system was brought to the brink of collapse by the absence of a system and structure to monitor counterparty risk;

WHEREAS numerous experts and the U.S. Treasury Department have called for the appropriate capitalization and collateralization of derivative transactions;

WHEREAS Nobel economist Robert Engel wrote that "inadequately capitalized positions might still build up in derivatives such as collateralized debt obligations and collateralized loan obligations that continue to trade in opaque OTC markets. And this means continued systemic risk to the economy."(Wall St. Journal, May 19, 2009)

WHEREAS multilateral trading at derivatives exchanges or comparable trading facilities allows a wider variety of users, including non-financial businesses, to enter into trades at better prices and reduced costs

BE IT RESOLVED that the Board of Directors report to shareholders (at reasonable cost and omitting proprietary information) by December 1, 2011, the firm's policy concerning the use of initial and variation margin (collateral) on all over the counter derivatives trades and its procedures to ensure that the collateral is maintained in segregated accounts and is not rehypothecated;

Supporting Statement: For many years, the proponents have been concerned about the long-term consequences of irresponsible lending and risk taking in investment products and have expressed these concerns to the company. We applaud the steps that have been implemented to establish a clearinghouse for over the counter derivatives. We believe that the report requested in this proposal will offer information needed to adequately assess our company's sustainability and overall risk, in order to avoid future financial crises.

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60603
(312) 630-6000

Northern Trust

October 27, 2010

To Whom It May Concern:

This letter will verify that the Sisters of St. Francis of Philadelphia hold at least $2,000 worth of Bank of America Corp. These shares have been held for more than one year and will be held at the time of your next annual meeting.

The Northern Trust Company serves as custodian for the Sisters of St. Francis of Philadelphia. The above mentioned shares are registered in a nominee name of the Northern Trust.

This letter will further verify that Sister Nora M. Nash and/or Thomas McCaney are representatives of the Sisters of St. Francis of Philadelphia and are authorized to act in their behalf.

Sincerely,

Sanjay K. Singhal

Sanjay K. Singhal
Vice President

Exhibit B

The December 16, 2010 Request for Recast

From: Oberheu, Kristin M -Legal
Sent: Thursday, December 16, 2010 5:20 PM
To: 'Seamus Finn'
Subject: Important Message re: Oblates' proposal on OTC Derivatives

Hi, Reverend Seamus.

As you know, we are reviewing the OTC Derivatives proposal submitted by multiple proponents that you work with regarding its compliance under Rule 14a-8. As was the case last year, we note that the proposal is drafted in mandatory form. Rather than pursue a fix of this issue through the SEC no-action letter process, I hope you would be willing to revise the proposal (on behalf of all the proponents, if possible) to make the proposal a request or recommendation. We suggest the following change--"BE IT RESOLVED that shareholders request that the Board of Directors report . . . . "

We are still considering other matters under Rule 14a-8, but that seemed like an easy fix.

Thanks,

Kristin
980-386-7483
